MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
          AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  Years Ended December 31,
                         2000      1999      1998      1997      1996
                                     (In thousands of dollars)
  Earnings Available for
   Fixed Charges:

  Net Income per
   Consolidated
   Statements of
   Income            $111,028  $ 84,080   $34,107  $ 54,617   $45,470

  Income Taxes         69,650    49,310    17,485    30,743    16,087
                      180,678   133,390    51,592    85,360    61,557

  Rents (a)             3,952     2,018     1,749     1,249     1,031

  Interest (b)         51,801    36,539    31,587    33,047    34,101

  Total Earnings
   Available for
   Fixed Charges     $236,431  $171,947   $84,928  $119,656   $96,689

  Preferred Dividend
   Requirements      $    766  $    772   $   777  $    782   $   787

  Ratio of Income
   Before Income
   Taxes to Net
   Income                163%      159%      151%      156%      135%

  Preferred Dividend
   Factor on Pretax
   Basis                1,249     1,227     1,173     1,220     1,062

  Fixed Charges (c)    55,753    38,557    33,336    34,296    35,132

  Combined Fixed
   Charges and
   Preferred Stock
   Dividends         $ 57,002  $ 39,784   $34,509  $ 35,516   $36,194

  Ratio of Earnings
   to Fixed Charges      4.2x      4.5x      2.5x      3.5x      2.8x

  Ratio of Earnings
    to Combined
    Fixed Charges
    and Preferred
    Stock Dividends      4.1x      4.3x      2.5x      3.4x      2.7x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.